Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, Massachusetts 02481

March 15, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re:	Sun Life Assurance Company of Canada (U.S.) and
Sun Life Insurance and Annuity Company of New York (collectively, “Registrants”)

Amendments to Registration Statements filed on Form S-3 or S-1
(File Nos. 333-160606; 333-160607; 333-155716; 333-155797; 333-160605; 333-156303; 333-156304; 333-155791; 333-155793; 333-156308; 333-155726; 333-155792; 333-62837;  333-01783;  333-169558; 333-169559; 333-169560; 333-169561; 333-169558-01; 333-169559-01; 333-169560-01; and 333-169561-01)

Dear Ms. Marquigny:

This letter is in reference to the amendments to the above-cited registration statements, filed with the Securities and Exchange Commission on February 22, 2012 (the “Amendments”).

On behalf of the Registrants, I certify that, except as herein provided, all of the exhibits incorporated by reference into the Amendments satisfy the requirements for incorporation by reference as stated in §229.10(d) of Regulation S-K under the Securities Act of 1933 (the “1933 Act”), Rule 411(c) under the 1933 Act, and Rule 12b-32 under the Securities Exchange Act of 1934.  Specifically, with the exception of Amendments filed under File Nos. 333-160606 and 333-62837, none of the Amendments incorporates by reference a “document which incorporates another document by reference [in which] the pertinent portion of the document containing the information or financial statements to be incorporated by reference includes an incorporation by reference to another document.”

Sun Life Assurance Company of Canada (U.S.) will filed new amendments to the registration statements filed under File Nos. 333-160606 and 333-62837 to correct the inappropriate use of the incorporation by reference provisions.  Specifically, a new document will be filed as exhibit no. 1 to File No. 333-62837; and a new document will be filed as exhibit 4(a) under File No. 333-160606.

Please direct any comments or questions to the undersigned at 781-263-6402 or to Elizabeth Love of this office at 781-263-6302.

Respectfully yours, /s/ Sandra M. DaDalt Sandra M. DaDalt Assistant Vice President & Senior Counsel

cc:    Elizabeth B. Love Esquire

enclosures